                                                                  Exhibit (a)(4)



                             THE THAXTON GROUP, INC.
                              1524 PAGELAND HIGHWAY
                         LANCASTER, SOUTH CAROLINA 29721



                                October __, 1997



Dear Shareholder:

         In order for The Thaxton Group, Inc. to continue to grow, the Company needs to raise additional equity. Next month we expect to begin selling a new series of preferred stock to the public. The enclosed prospectus describes a special offer that The Thaxton Group, Inc. is making to its common shareholders in recognition of the support that you have given us by investing in our stock.

         This series of preferred stock will pay a dividend of 7.5% per year. The dividends are cumulative and each share of preferred can be converted into one share of common stock during a five-year period that begins on _____________, 1998.

         We have set aside 400,000 shares of this new series of preferred stock to offer to our existing shareholders in an exchange offering that will be conducted prior to commencement of the public offering. If you wish to participate in this offering, you may purchase an unlimited number of shares of preferred stock by exchanging one share of common stock and $10 in cash for every two shares of preferred stock you wish to purchase.

         Enclosed is a prospectus, which describes the current business and financial condition of the Company and the terms of the exchange offering, and a letter of transmittal for you to use to place your order. You should complete the letter of transmittal, and submit a check for $10 for each share you wish to purchase and the stock certificates for the shares you wish to exchange. If the certificate you are submitting represents more shares of common stock than you wish to exchange, a new stock certificate will be issued for the difference. If more than 400,000 shares are subscribed for in the exchange offering, shares will be allocated to each shareholder based on the percentage his or her subscription represents to the total shares subscribed.

         Thanks again for your past support of The Thaxton Group. If you have any questions, please call me at (803) 416-5100 or Ken James at (803) 416-5102.

                                                              Sincerely,


                                                              Jim Thaxton
                                                              President

                                       5